Exhibit 99.1

8 June 2018
Midatech Pharma PLC
(“Midatech”, “Company” or “Group”)

Midatech Pharma US enrols first patient in Gelclair® trial in stem cell transplant

-       Patients now being enrolled at the Dana-Farber/Brigham and Women’s Cancer Center and Massachusetts General Hospital

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focussed on developing and commercialising products in oncology and immunotherapy, today announces that, further to the Group’s announcement dated 20 December 2017, patient enrolment is now underway in its Gelclair® Phase IV trial in the US.

The Phase IV trial, which is being conducted at both Dana-Farber/Brigham and Women’s Cancer Centre and Massachusetts General Hospital by the Group’s US subsidiary, Midatech Pharma US, has enrolled its first patient.  The trial has been designed to study the effects of Gelclair® (bioadherent oral gel) on various aspects of oral mucositis (“OM”) in patients undergoing stem cell transplant therapy (“SCT”). Results from the study will provide valuable data on the treatment of OM in SCT patients and could significantly increase the use of Gelclair in the in-hospital setting.

Up to 20,000 patients annually suffering from illnesses such as leukemia, lymphoma, or other life-threatening diseases might be treated with, and benefit from, stem cell transplant therapy.  The most common side effect of SCT is severe OM, an intensely painful and debilitating inflammation and ulceration of the surface of the mouth, that can lead to complications such as inability to eat and increased risk of infection due to open sores in the mucosa.  SCT patients experiencing OM often require supplemental prescription analgesia products (such as opioids) for pain, and/or parenteral nutritional therapy to address their eating difficulties; patients experiencing OM may also require extended time in highly specialized specialised SCT units until their condition resolves, leading to significantly higher overall treatment costs.

The primary objective of this blinded, randomised, controlled study is to confirm the efficacy and tolerability of Gelclair for the management of OM, and determine the ideal timing for initiation of therapy in allogeneic stem cell transplant recipients conditioned with high-dose chemotherapy.  Establishing how best to use Gelclair for the treatment of OM pain as well as its possible impact on the incidence and severity of OM as compared to the use of standard of care practices, will enable health care providers to optimise support for their patients as they manage this common and traumatising side effect of stem cell transplantation regimens.

Gelclair is the leading gel barrier prescription product prescribed for OM in the retail sector. Gelclair has been used effectively on thousands of ambulatory patients who suffer from OM due to various cancer therapies such as radiation and chemotherapy.  “Oral mucositis is a debilitating side effect often suffered by patients undergoing stem cell transplantation therapy, resulting in significant morbidity, pain, and discomfort.  The expert treatment centres at Dana Farber and MGH are renowned for their work in SCT therapy, and in this regard, are already enrolling appropriate patients for trial participation,” said David R. Benharris, Midatech Pharma US President. “The trial aims to establish how Gelclair can assist health care professionals and SCT units to better manage patient care, as well as improve upon the health care economics, relative to the treatment of oral mucositis, which is commonly seen in this patient population.”

Midatech expects to complete patient enrolment in mid-2019.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

- Ends -

For more information, please contact:

Midatech Pharma PLC
Craig Cook, CEO
+44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley / Emma Earl / Ryan McCarthy
+44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Nicholas Brown
+44 (0)20 3709 5700
midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
+1 339 970 2843
chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and immunotherapy. Midatech's strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the "right time, right place": gold nanoparticles ("GNPs") to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release ("SR") delivery; and Nano Inclusion ("NI") to provide local delivery of therapeutics, initially to the brain. Midatech Pharma US is the Group's US commercial operation, with four cancer supportive care products and two further co-promoted products. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Midatech has licensed the exclusive rights to promote and sell Gelclair® in the United States from Helsinn Healthcare S.A.

Forward-Looking Statements
Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle, sustained release drug delivery or Nano Inclusion platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.